Exhibit 21.1

Subsidiaries of the Registrant*

Subsidiary	Jurisdiction of Incorporation

Melinta Therapeutics, LLC	Delaware
Melinta Subsidiary Corp.	Delaware
Rempex Pharmaceuticals, Inc.	Delaware
Targanta Therapeutics Corporation	Delaware
CEM-102 Pharmaceuticals, Inc.	Delaware
Cempra Pharmaceuticals, Inc.	Delaware

*	Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.